Adial Pharmaceuticals, Inc.

1001 Research Park Blvd., Suite 100
Charlottesville, Virginia 22911

March 28, 2019

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Gabor

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File No: 333-230470

Dear Mr. Gabor:

Adial Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-230470), be accelerated by the U.S. Securities and Exchange Commission to Monday, April 1, 2019, at 5:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant hereby authorizes Leslie Marlow and/or Patrick Egan of Gracin & Marlow, LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457, or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

ADIAL PHARMACEUTICALS, INC.

By:	/s/ William B. Stilley III
Name: Title:	William B. Stilley III Chief Executive Officer

cc:	Joseph Truluck, Chief Financial Officer, Adial Pharmaceuticals, Inc. Leslie Marlow, Esq., Gracin & Marlow, LLP